Exhibit 12

FANNIE MAE
Computation Of Ratio Of Earnings To Combined Fixed Charges
And Preferred Stock Dividends
(Dollars in millions)

	Three Months Ended
	March 31,
	2004	2003
Net income	$1,899	$1,941
Add:
Provision for federal income taxes	659	707
Interest expense on all indebtedness	9,148	9,528

Earnings, as adjusted	$11,706	$12,176

Fixed charges:
Interest expense on all indebtedness	$9,148	$9,528
Preferred stock dividends and issuance costs on redemptions	43	30

Fixed charges including preferred stock dividends and issuance costs on redemptions	$9,191	$9,558

Ratio of earnings to combined fixed charges and preferred dividends and issuance costs on redemptions	1.27:1	1.27:1